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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                             ----------------------

                             PARLUX FRAGRANCES, INC.
                                (Name of Issuer)

     Common Stock, $0.01 par value per share                  0000802356
         (Title of class of securities)                     (CUSIP number)

                             Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square, New York, New York 10036
                                 (212) 735-3000


            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                              November 21, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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

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CUSIP No. 0000802356                   13D                     Page 2 of 6 Pages
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     1          NAME OF REPORTING PERSON                   Glenn H. Nussdorf
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                      (b) [ ]
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     3          SEC USE ONLY
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     4          SOURCE OF FUNDS:                               PF
------------    ----------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                            [ ]
------------    ----------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:         United States
------------    ----------------------------------------------------------------
                    7          SOLE VOTING POWER:                 1,962,629
 NUMBER OF
   SHARES       ----------     ------------------------------------------------
                    8          SHARED VOTING POWER:                 250,000
BENEFICIALLY
  OWNED BY      ----------     ------------------------------------------------
                    9          SOLE DISPOSITIVE POWER:            1,962,629
    EACH
 REPORTING      ----------     ------------------------------------------------
                    10         SHARED DISPOSITIVE POWER:            250,000
PERSON WITH
------------    ----------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY            2,212,629
                REPORTING PERSON:
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    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                            [ ]
------------    ----------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     12.2%
------------    ----------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:               IN
------------    ----------------------------------------------------------------

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CUSIP No. 0000802356                   13D                     Page 3 of 6 Pages
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     1          NAME OF REPORTING PERSON                  Lillian Ruth Nussdorf
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [X]
                                                                      (b) [ ]
------------    ----------------------------------------------------------------
     3          SEC USE ONLY
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     4          SOURCE OF FUNDS:                               PF
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                            [ ]
------------    ----------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OF ORGANIZATION:              Delaware
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                    7          SOLE VOTING POWER:                         0
 NUMBER OF
   SHARES       ----------     ------------------------------------------------
                    8          SHARED VOTING POWER:                 250,000
BENEFICIALLY
  OWNED BY      ----------     ------------------------------------------------
                    9          SOLE DISPOSITIVE POWER:                    0
    EACH
 REPORTING      ----------     ------------------------------------------------
                    10         SHARED DISPOSITIVE POWER:            250,000
PERSON WITH
------------    ----------------------------------------------------------------
    11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY              250,000
                REPORTING PERSON:
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    12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                          [ ]
------------    ----------------------------------------------------------------
    13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.38%
------------    ----------------------------------------------------------------
    14          TYPE OF REPORTING PERSON:               IN
------------    ----------------------------------------------------------------

         This Amendment No. 4 ("Amendment No. 4") is being filed by and on behalf of Glenn H. Nussdorf ("Mr. Nussdorf") and Lillian Ruth Nussdorf (collectively with Mr. Nussdorf, the "Nussdorfs"), and it amends the statement of beneficial ownership on Schedule 13D (the "Schedule 13D") filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006, Amendment No. 2 filed on September 27, 2006 and Amendment No. 3 filed on October 17, 2006 with respect to the ownership of common stock, par value $0.01 per share ("Common Stock"), of Parlux Fragrances, Inc. ("Parlux" or the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

         The 2,212,629 shares owned by the Nussdorfs were acquired with personal funds (including margin funds and brokerage loans) for an aggregate net purchase price of $13,313,441.60 (including commissions).

         Mr. Nussdorf effects purchases of securities primarily through margin accounts maintained for him with Goldman, Sachs & Co. and Davis Securities, which may extend margin credit to Mr. Nussdorf as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the respective firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. With respect to the Company's Common Stock, Mr. Nussdorf has margin loans of $4,316,948 with Goldman, Sachs & Co. and $1,262,761 with Davis Securities.

ITEM 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

         On November 21, 2006, Mr. Nussdorf sent a letter (the "Letter") to the Board of Directors of the Company in which Mr. Nussdorf advised the Board of Directors of his intention to commence a consent solicitation to remove all or a majority of the members of the Board of Directors of the Company and to fill the vacancies created by such removal with individuals to be nominated by Mr. Nussdorf. The Letter is filed as Exhibit 99.1 to this Amendment No. 4 and is incorporated herein by reference.

ITEM 5.      Interest in Securities of the Issuer .

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 5(a). The aggregate percentages of shares of Common Stock reported owned by Mr. Nussdorf and Ms. Nussdorf is based upon 18,152,332 shares outstanding, which is the total number of shares of Common Stock outstanding as reported on the Issuer's Form 10-Q dated August 30, 2006.

Item 5(b). As of the close of business on November 20, 2006, Mr. Nussdorf beneficially owned 2,212,629 shares of Common Stock, constituting approximately 12.2% of the shares outstanding. Mr. Nussdorf has sole voting and dispositive power with respect to 1,962,629 of the shares beneficially owned by him. As of the close of business on November 20, 2006, Ms. Nussdorf beneficially owned 250,000 shares of common stock, constituting approximately 1.38% of the shares outstanding. Ms. Nussdorf has sole voting and dispositive power with respect to all of the shares beneficially owned by her.

Item 5(c). All transactions effected by the Nussdorfs are disclosed on Schedule I, a copy of which is attached hereto as Exhibit 99.2.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

    For information concerning Mr. Nussdorf's margin loans see Item 3 above.


ITEM 7.         Material to be Filed as Exhibits.

Exhibit 1       Power of Attorney for Glenn H. Nussdorf

Exhibit 2       Power of Attorney for Lillian Ruth Nussdorf

Exhibit 99.1 Letter, dated November 21, 2006, from Glenn H. Nussdorf to the Board of Directors of the Company

Exhibit 99.2    Schedule I

Exhibit 99.3 Joint Filing Agreement Pursuant to Rule 13d-1(k)(1) by and between Glenn H. Nussdorf and Lillian Ruth Nussdorf, dated November 21, 2006.


             [The remainder of this page intentionally left blank.]


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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 21, 2006




                                /s/ Alfred R. Paliani
                                ------------------------------------------------
                                Glenn H. Nussdorf
                                By: Alfred R. Paliani, duly authorized under
                                Power of Attorney filed as an Exhibit hereto





                                s/ Alfred R. Paliani
                                ------------------------------------------------
                                Lillian Ruth Nussdorf
                                By: Alfred R. Paliani, duly authorized under
                                Power of Attorney filed as an Exhibit hereto